March 24, 2009

BY FAX AND EDGAR

Mr.  John Cash

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter Dated March 10, 2009
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Commission File Number 001-13459

Dear Mr. Cash:

Affiliated Managers Group, Inc. (the “Company”) respectfully submits this letter in response to comments contained in your letter dated March 10, 2009 relating to the Company’s Annual Report on Form 10-K filed on March 2, 2009 with the Securities and Exchange Commission.  We appreciate the care with which the staff reviewed the filing and have attempted to address all of the comments below.  We have, for convenience, reproduced the staff’s comments, followed by our responses.  As discussed in greater detail below, we will provide the staff’s suggested disclosure in all applicable future filings, starting with our Form 10-Q for the period ending March 31, 2009.

Form 10-K for the Fiscal Year ended December 31, 2008

Results of Operations, page 22

1.     Comment:  Please revise future filings to present changes in your client cash flows on a gross basis.  This information could provide investors with a better understanding of capital inflows and outflows.  It will also allow investors to more clearly identify trends or unusual items.

RESPONSE:

In future filings, we will present changes in our client cash flows on a gross basis.  An example of our future disclosure follows:

Statement of Changes

High Net
(in billions)	Mutual Fund	Institutional	Worth	Total
December 31, 2008	$—	$—	$—	$—
Client cash inflows	—	—	—	—
Client cash outflows	—	—	—	—
New investments	—	—	—	—
Investment performance	—	—	—	—
March 31, 2009	$—	$—	$—	$—

2.     Comment:  Given that your assets under management have a direct impact on your operating results, please revise future filings to address the following items:

•      Quantify your revenue earned from asset-based fees and performance fees.

•      Quantify any significant client withdrawals and the impact that such a decrease in assets will have on your revenues and expenses.

•      Quantify how investment performance impacts your incentive income and compensation expenses.

•      Provide a more specific and comprehensive discussion regarding how decreases in your assets under management and investment performance may impact your liquidity.

RESPONSE:

In future filings, where material and where discussion of the identified items are necessary for an understanding of our results of operations and financial condition and any known trends or uncertainties likely to affect future results, we will:

•      Quantify our revenue earned from asset-based and performance fees;

•      Quantify any significant client withdrawals and the impact that such a decrease in assets will have on our revenues and expenses;

•      Quantify how investment performance impacts our incentive income and compensation expenses; and

•      Provide a more specific and comprehensive discussion regarding how decreases in our assets under management and investment performance may impact our liquidity.

3.     Comment:  We note that your assets under management at December 31, 2008 are significantly lower than the average balance for the period then ended.  Please revise future filings to include a quantitative discussion regarding how the decrease may impact your future results.

RESPONSE:

In future filings, we will include a quantitative discussion where any decrease in assets under management is reasonably likely to have a material impact on our future results.

Liquidity and Capital Resources, page 30

4.     Comment:  Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

RESPONSE:

Our current disclosure addresses the significant covenants in our revolving credit facility, as detailed below.  Our other currently outstanding debt obligations do not contain material financial covenants. As of December 31, 2008, our bank leverage ratio was 2.1x (as compared to a maximum ratio of 3.5x) and our bank interest coverage ratio was 5.9x (as compared to a minimum ratio of 3.0x).  At the time of filing and presently, we do not believe it is reasonably likely that we will not meet a significant covenant.

We will continue to monitor these ratios and, in future filings, will disclose our actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date if it is reasonably likely we will not meet a significant covenant.

Excerpt from Liquidity and Capital Resources on Page 30 of our 2008 Annual Report on Form 10-K

Under the terms of our credit facility we are required to meet two financial ratio covenants.  The first of these covenants is a maximum ratio of debt to EBITDA (the “bank leverage ratio”) of 3.5x.  The calculation of our bank leverage ratio is generally consistent with our internal leverage ratio approach. The second covenant is a minimum EBITDA to cash interest expense ratio of 3.0x (our “bank interest coverage ratio”).  For the purposes of calculating these ratios, share-based compensation expense is added back to EBITDA.

As of December 31, 2008, we were in full compliance with the terms of our credit facility. While continued material declines in the equity markets could negatively impact our EBITDA and, in turn, our ability to comply with our covenants, our holding company cash resources are sufficient to repay the balance outstanding under our credit facility.

Critical Accounting Estimates and Judgments, page 39 Goodwill, page 40

5.     Comment:  Please provide us with a specific and comprehensive discussion regarding how you determined that your reporting units were your three operating segments.  Reference paragraph 30 of FAS 142.

RESPONSE:

We determined that our reporting units are our three operating segments after consideration of paragraph 30 of FAS 142, paragraph 17 of FAS 131, and EITF Topic No. D-101.  Paragraph 30 of FAS 142 requires the components of operating segments to be aggregated and deemed a single reporting unit if the components have “similar economic characteristics,” a term defined in Paragraph 17 of FAS 131.  Components of operating segments have similar economic characteristics if they have, among other things, similar products, customers, methods of distribution and long-term average margins.

We offer more than 300 products across a range of asset classes and investment styles.  These products are provided by and distributed through our “Affiliates,” a group of partially and wholly-owned mid-sized investment management firms.  We (including our chief operating decision maker and board of directors) assess our business performance by reviewing the operating results of our three principal distribution channels (our operating segments):  Institutional, Mutual Fund and High Net Worth.

We have aggregated our investment products (components) into the three reporting units further described below because they have similar products, customers, methods of distribution and profitability.

Institutional

Our Institutional products include collective investment vehicles and customized separate accounts, and many offer alternative strategies, representing a substantial portion of our company-wide exposure to such strategies.  Client mandates are typically larger than our other segments, as each client is generally required to invest at least $5.0 million or generate a specified amount of fees.  These products are distributed primarily to institutions, pension funds, and other similarly situated and sophisticated investors.  While many of our Institutional products have fixed fees, some also have performance fees, which have the potential for realizing higher average fee rates and profitability, but also have higher degrees of variability.

Mutual Fund

Our Mutual Fund product offerings include domestic products that are registered under the Investment Company Act of 1940, and non-U.S. registered products that are focused on retail investors.  Product offerings in this segment do not offer customers the ability to customize the product to their specific investment strategy, and therefore often do not require a minimum client investment, or if there is a minimum, such minimums are relatively low.  In addition to direct retail access through mutual fund platforms, these products are generally distributed to retail investors through broker-dealers, financial advisors and retirement plan intermediaries. In the Mutual Fund segment, fee rates are relatively high, and fixed for all clients in a mutual fund vehicle.  While these fixed fee rates provide greater profit stability, the profitability of this segment is generally not as high as that in our Institutional segment.

High Net Worth

While some High Net Worth investors access our investment management services through collective investment vehicles, product offerings in this segment are generally more customized, offering customers the ability to have their accounts separately managed.  These products are distributed to affluent and high net worth individuals, with minimum investments specified by our Affiliate, or an intermediary sponsoring a separate account platform. Our High Net Worth products have fixed and tiered fee rate structures that vary across products and clients.  Because clients generally require more substantial service support, client service expenses are higher which results in lower profitability than our other segments.

The characteristics of the component products in each of our distribution channels meet the aggregation criteria described in paragraph 17 of FAS 131, and, accordingly, we have aggregated our products into our three reporting units.

6.     Comment:  We note that your goodwill balance represents a significant percentage of your assets.  In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following in future filings:

•      A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•      How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

RESPONSE:

In future filings when goodwill is tested for impairment, we will provide a qualitative and quantitative description of the material assumptions used (principally assets under management) and a sensitivity analysis of those assumptions based upon reasonably likely changes, including how assumptions and methodologies for valuing goodwill in the current year have changed since the prior year and highlighting the impact of any changes.  Our businesses (including assets under management) have grown substantially in recent years, and, therefore, are well-positioned to withstand the recent market declines.

An example of our future disclosure follows:

Critical Accounting Estimates and Judgments

Goodwill

As of XXXX, the carrying value of goodwill was $X,XXX million. Goodwill represents the excess of the purchase price of acquisitions over the fair value of identified assets and liabilities. Goodwill impairment tests are performed annually at the reporting unit level (in our case, our three operating segments), or more frequently, should circumstances suggest fair value has declined below the related carrying amount.

For purposes of the impairment test of goodwill, the fair value of each reporting unit is measured by applying a fair value multiple to the run-rate cash flow of the reporting unit.  The valuation inputs for each reporting unit are the levels of asset under management, related fee rates, margin assumptions and appropriate fair value multiples.

A key measure that illustrates the sensitivity of our valuation judgments is assets under management, which correlate directly with the cash flow of the reporting unit. Assets under management would need to decrease XX% in our Institutional reporting unit and XX% in our Mutual Fund and High Net Worth reporting units prior to an impairment being likely.

The assumptions and methodologies used in our current year goodwill impairment tests have not changed materially since last year’s tests.

or

As a result of the adoption of accounting standards that became effective in 2009, the methodology used to test goodwill for impairment in the current year includes earnings attributable to non-controlling interests.  These earnings were excluded from last year’s tests and their inclusion increased the fair value of our reporting units by XX%.

Indefinite-Lived Intangible Assets and Definite-Lived Intangible Assets, page 40

7.     Comment:  With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered the global economic downturn in your asset impairment tests.  In this regard, please tell us what consideration you have given to declines in revenue and cash flows and potential closures of investment companies.

RESPONSE:

In testing indefinite-lived intangible assets for impairment, we compared the carrying value of each asset to its fair value, which was measured using a discounted cash flow analysis. Key assumptions included current and projected levels of assets under management in each registered investment company, product margins and discount rates.  Our 2008 impairment analyses used current assets under management, which reflected recent market declines, and, together with contractual fee rates, provided a run-rate estimate of revenue.  Our assets under management have grown substantially in recent years, and, therefore, are well-positioned to withstand the recent market declines.  We evaluated whether market declines warranted a downward adjustment to our margin assumptions.  We also reviewed recent client attrition for each of the relevant mutual funds when projecting levels of assets under management.  In the past, our impairment analyses were prepared with attrition assumptions supported by three years of historical experience.  Finally, we developed our discount rate using current inputs, which included the effect of the recent market deterioration.

In testing definite-lived intangible assets, we reviewed historical and projected attrition rates which may influence our projections of the future economic benefit we will derive from these relationships.  Our analyses also used current assets under management and, therefore, a run-rate estimate of revenue.  Similar to our indefinite-lived intangible asset tests, we evaluated whether the market declines should impact our margin assumption and whether recent client attrition trends warranted a change to the useful lives we used to measure amortization and whether an impairment existed.

Equity Method Investments, page 41

8.     Comment:  Please revise future filings to include a qualitative and quantitative description of the material assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.

RESPONSE:

In future filings when testing equity method investments for impairment, we will provide a qualitative and quantitative description of the material assumptions used in our impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.  An example of our future disclosure follows:

Critical Accounting Estimates and Judgments

Equity Method Investments

As of XXXX, 2009, the carrying values of equity-method investments were $XXX million. Our equity-method investments are in Affiliates in which we own a minority interest and have the ability to participate in decision making. We evaluate these investments for impairment by assessing whether the fair value of the investment has declined below its carrying value for a period we consider other-than-temporary. If we determine that a decline in fair value below our carrying value is other-than-temporary, an impairment charge is recognized to reduce the carrying value of the investment to its fair value.

We measure the fair value of each of our equity-method investments by applying a fair value multiple to estimates of the run-rate cash flow. Our fair value multiples are supported by observed transactions and discounted cash flow analyses which reflect assumptions of current and projected levels of Affiliate assets under management, fee rates and margins.

Significant assumptions used in our discounted cash flow analysis include the projected cash flows generated by the investment, expected current and long-term cash flow growth rates and the discount rate used to determine the present value of the cash flows.

In our 2009 assessment, projected cash flows are assumed, on average, to grow X% annually over the next ten years, with long-term annual growth rates of between X% and X%.  The projected cash flows are discounted at XX% to determine the present value.

No impairments were recognized in 2009 and assumed annual cash flows would have to decline by more than XX% or the discount rate would have to increase to more than XX%, for our equity method investments to be considered impaired.

or

The carrying value of certain of these investments was reduced to their fair values in 2009 as their decline was deemed by management to be other-than-temporary.  A reduction in the growth rates of X% or increase in the discount rate of X% would increase the amount of impairment charges recorded by $X million.

Item 9A. Controls and Procedures, page 83

9.     Comment:  We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective for the purpose of ensuring that material information is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures.  Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.  See Exchange Act Rule 13a-15(e).

RESPONSE:

We confirm that our officers have concluded that our disclosure controls and procedures were effective for the purposes of ensuring that material information was made known to management and others to allow timely discussions regarding required disclosures.  We will revise future filings to conform our disclosure to Exchange Act Rule 13a-15(e) as you describe.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call me at (617) 747-3308.

Very truly yours,

/s/ Darrell W. Crate
Darrell W. Crate
Executive Vice President
Chief Financial Officer